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<TITLE>Exhibit 99.1 to Form 8-K for DT Industries, Inc.
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                                                        <B>Exhibit 99.1</B>


<B>NEWS BULLETIN
FROM:</B>

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<B>FOR FURTHER INFORMATION:
At the company:                         At FRB/Weber Shandwick
John M. Casper                          Lisa Fortuna
Chief Financial Officer                 lfortuna@webershandwick.com
(937) 586-5600                          (312) 266-7800
</B>
<B>FOR IMMEDIATE RELEASE
TUESDAY, MAY 7, 2002
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                        DT INDUSTRIES REPORTS THIRD QUARTER RESULTS

DAYTON, OH, May 7, 2002 - DT Industries, Inc. (Nasdaq: DTII)</B>, an
engineering-driven designer, manufacturer and integrator of automation systems
and related equipment used to manufacture, assemble, test or package industrial
and consumer products, today reported a net loss of $12.8 million, or $1.23 per
diluted share, for the three months ended March 24, 2002 compared with a net
loss of $3.4 million, or $0.34 per diluted share, in the corresponding prior
year period. The financial results included an after-tax restructuring charge of
$6.3 million, or $0.61 per diluted share, related to the closure of four
manufacturing facilities as part of the Company's integration plans described
below. Net sales for the quarter ended March 24, 2002 decreased $63.8 million to
$60.2 million from $124.0 million for the three months ended March 25, 2001.
Gross margins increased to 17.4% in the third quarter of fiscal 2002 compared to
16.6% in the third quarter of fiscal 2001. Operating income decreased $12.7
million to a loss of $12.1 million from income of $0.6 million in the same
period last year. Divestitures of four business units accounted for $10.6
million of the decrease in net sales with minimal impact on operating income.

The Company adopted the new accounting standard, FASB 142, related to goodwill
and other intangible assets during the first quarter of fiscal 2002 and, as a
result, discontinued goodwill amortization contributed to a $1.3 million
favorable variance in pre-tax income compared with the third quarter of fiscal
2001. For purposes of comparison, if the accounting treatment had been the same
last year, third quarter fiscal 2001 EPS would have increased by $0.12 per
diluted share resulting in a net loss of $0.22 per diluted share. The new
accounting treatment will have a similar impact in the remaining quarter of
fiscal 2002.

Third quarter order inflow was $65.3 million, down from $70.1 million in the
prior year quarter. Backlog at the end of the third quarter was $147.2 million
compared with $251.1 million a year earlier and $217.6 million at the end of
fiscal 2001.

For the nine months ended March 24, 2002, DTII reported a net loss of $13.0
million, or $1.25 per diluted share, compared with a net loss of $7.5 million,
or $0.74 per diluted share for the same period a year earlier. The financial
results included an after-tax restructuring charge of $7.3 million, or $0.71 per
diluted share, related to the closure of the four manufacturing facilities. Net
sales for the nine months ended March 24, 2002 decreased

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$123.0 million to $248.8 million from $371.8 million for the corresponding prior
year period. Gross margins increased to 19.7% for the nine months ended March
24, 2002 from 17.6% in the corresponding prior year period. Operating income
decreased $8.9 million to a loss of $3.2 million from income of $5.7 million.
Divestitures of the four business units accounted for $32.1 million of the net
sales decrease with minimal impact on operating income.

Steve Perkins, President and CEO, said, "We continue to see the benefit of the
controls we put in place to improve operational performance in our improved
project margins and the cost reduction efforts during the last 12 months. This
is clearly evident in that our operating income decrease from the previous
year's quarter, before restructuring and other non-recurring expenses, was only
$6.2 million given a sales decline of $53.1 million. As previously reported, we
also expect further savings in manufacturing overhead and operating costs of
$5.0 - $6.0 million per year as a result of our integration efforts. We expect
to begin to realize these savings in FY 2003. The past 12-18 months have been a
very difficult time for our industry and our company, but DTI has "leaned up"
and has significantly reduced its breakeven point and we believe that DTI is
primed for the expected recovery in capital spending."

<B>Third Quarter Highlights</B>

Automation segment sales for the three months ended March 24, 2002 were $46.7
million, down $48.7 million, or 51%, compared with the corresponding prior
period. The decrease was attributable to general economic conditions. Gross
margins in the automation segment were 16.1% compared to 16.7% in the year-ago
period. The decrease in gross margins reflects unfavorable overhead variances
from lower activity levels.

Packaging segment sales for the third quarter of fiscal 2002 were $13.5 million
compared with $18.4 million in the same period last year, adjusted for the sale
of Scheu & Kniss. Gross margins in the packaging segment were 21.8% versus 19.4%
in the third quarter of fiscal 2001. The improvement in gross margins reflects
the reduction of head count and overhead costs as well as a more favorable
product mix.

<B>Restructuring</B>

The Company announced, on March 22, 2002, the completion of its integration plan
with the creation of four business segments defined by process capability and
technology. The four business segments are precision assembly, assembly and
test, packaging systems, and material processing. The new structure should allow
the Company to streamline product offerings, capitalize on the strength of the
units, reduce overlap in the market place and improve capacity utilization. To
meet these goals, the Company announced the closure of the four manufacturing
facilities. The facilities being closed are the Rochester, NY facility operated
under the Hansford name within the precision assembly segment, the Montreal,
Canada facility operated under the Kalish name within the packaging systems
segment, the Bristol, PA facility operated under the Stokes name within the
material processing segment, and the Gawcott, UK fabrication operations within
the assembly and test segment. Overall, the Company recorded a pre-tax
restructuring charge of $8.5 million in the third quarter of fiscal 2002 to
cover severance and stay bonuses, idle facility costs, write-downs of assets and
other shut down costs.

<B>Outlook for Remainder of 2002</B>

Steve Perkins, President and CEO, said, "Even though the economy has begun to
show signs of recovery, there has been no evidence as yet of a resurgence in
capital spending that

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has been severely depressed. However, we continue to experience an increase in
quoting activity across all our business segments. This historically is a
precursor to an increase in new orders. A good sign is that DTI's last six
months of orders is up 14% over the preceding six-month period. We believe that

the third quarter was a bottom. We expect revenues in the fourth quarter to be
20-25% higher than the third quarter and new orders to exceed $80.0 million.

We have, and will, continue to focus on reducing our costs through our
continuous improvement and lean thinking initiative and are in a very good
position to respond to what we believe is a pent-up demand for new systems that
manufacturers cannot continue to hold off replacing or upgrading."

<B>Conference Call</B>

DT Industries has scheduled its quarterly conference call for May 7 at 11 a.m.
EDT, which will be webcast on the Internet by Vcall. To attend this virtual
conference, log in at <U>http://www.vcall.com</U>. Please access the site at least 15
minutes prior to the scheduled start time in order to download the required
audio software. To participate in the live audio call, dial 706-634-1012 or
888-260-4537 at least 5 minutes before start time.

A replay of the webcast will be accessible on the Vcall website for one week.
For those unable to listen to the call via the Internet, a replay of the call
will be available until 12:00 midnight EDT on May 14, 2002, by dialing
706-645-9291. The confirmation number for the replay is 3978767.

Certain information contained in this press release includes forward-looking
statements. These statements comprising all statements herein which are not
historical are based upon the Company's current expectations about the Company's
future results, performance, liquidity, financial condition, prospects and
opportunities and are based on information currently available to the Company.
These statements are made pursuant to the safe harbor provisions of the Private
Securities Litigation Reform Act of 1995. References to the words "believe",
"expect", "anticipate", "should", and similar expressions used herein indicate
such forward-looking statements. The Company's actual results, performance,
liquidity, financial condition, prospects and opportunities could differ
materially from those expressed in or implied by any forward-looking statements
as a result of various factors, including economic downturns in industries or
markets served, delays or cancellations of customer orders, delays in shipping
dates of products, availability of financing when needed on acceptable terms,
including the Company's ability to successfully negotiate with lenders to
refinance its senior bank debt prior to its maturity on July 2, 2002, the terms
of any refinanced bank debt, restructured convertible preferred securities
and/or newly issued equity, significant cost overruns on projects, excess
product warranty expenses, collectability of past due customer receivables,
significant restructuring or other special, non-recurring charges, foreign
currency exchange rate fluctuations, delays in achieving anticipated cost
savings or in fully implementing project management systems, changes in interest
rates, increased inflation, the outcome of pending litigation related to the
previously announced restated financial statements, the Company's ability to
implement operational and financial systems to manage the Company's
decentralized operations and other factors described in the Company's filings
with the U.S. Securities and Exchange Commission.

                    <B> -FINANCIAL TABLES TO FOLLOW-
</B>

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<B>Consolidated Balance Sheets
(Dollars in Thousands Except Per Share Data)
(Unaudited)

</B>

	March 24, 2002	June 24, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 5,195	$ 5,505
Accounts receivable, net	56,262	70,774
Costs and estimated earnings in excess of amounts billed on uncompleted contracts	51,383	92,000

```
    Inventories, net                                          30,570              40,865
    Deferred tax assets                                       14,935               7,862
    Prepaid expenses and other                                2,556               4,635
                                                        ------------------  ------------------
        Total current assets                                160,901             221,641
Property, plant and equipment, net                           43,164              62,463
Goodwill, net                                               123,804             123,767
Other assets, net                                             5,319               6,830
                                                        ------------------  ------------------
                                                     $      333,188    $      414,701
                                                        ==================  ==================

<B>Liabilities and Stockholders' Equity</B>

Current liabilities:
    Senior secured term and revolving credit facility   $      68,836              35,500
    Current portion of long-term debt                           426                 651
    Accounts payable                                         18,753              40,917
    Customer advances                                        34,466              25,651
    Accrued liabilities                                      34,530              37,143
                                                        ------------------  ------------------
        Total current liabilities                          157,011             139,862
                                                        ------------------  ------------------
Senior secured term and revolving credit facility              ---              89,643
Other long-term debt                                         6,648               6,928
Other long-term liabilities                                  3,474               3,778
                                                        ------------------  ------------------
        Total long-term obligations                        10,122             100,349
                                                        ------------------  ------------------
Commitments and contingencies

Company-obligated, mandatorily redeemable convertible
preferred securities of subsidiary DT Capital Trust
holding solely convertible junior subordinated
debentures of the Company
                                                            85,085              80,652
                                                        ------------------  ------------------
Stockholders' equity:

    Preferred stock, $0.01 par value; 1,500,000 shares
        authorized; no shares issued and outstanding
    Common stock, $0.01 par value; 100,000,000 shares
        authorized; 10,387,274 and 10,337,274 shares
        outstanding, at March 24, 2002 and June 24,
        2001, respectively                                     113                 113
    Additional paid-in capital                             126,824             127,853
    Accumulated deficit                                    (19,968)             (6,965)
    Cumulative translation adjustment                       (2,327)             (2,058)
    Unearned portion of restricted stock                     (604)               (661)
Less -
    Treasury stock (988,488 and 1,038,488 shares at
    March 24, 2002 and June 24, 2001, respectively),
    at cost                                                (23,068)            (24,444)
                                                        ------------------  ------------------
        Total stockholders' equity
                                                            80,970              93,838
                                                        ------------------  ------------------
                                                     $      333,188    $      414,701
                                                        ==================  ==================

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<B>Consolidated Statement of Operations
(Dollars in Thousands Except Per Share Data)
(Unaudited)
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</B>

                                     Three months ended              Nine months ended
                                 March 24,       March 25,       March 24,       March 25,
                                   2002            2001            2002            2001
                                ---------------  ---------------  ---------------  ---------------
Net sales                    $  60,184       $   123,965      $   248,772      $   371,841
```

Cost of sales	49,712	103,371	199,701	306,567
Gross profit	10,472	20,594	49,071	65,274
Selling, general and administrative expenses	14,086	19,456	42,278	59,052
Restructuring charges	8,508	---	10,029	---
Net loss on disposal of assets	---	558	---	558
Operating income (loss)	(12,122)	580	(3,236)	5,664
Interest expense	3,006	3,776	9,371	11,455
Accrued dividends on Company-obligated, mandatorily redeemable convertible preferred securities of subsidiary DT Capital Trust holding solely convertible junior subordinated debentures of the Company, at 7.16% per annum	1,528	1,387	4,433	4,095
Loss before benefit for income taxes	(16,656)	(4,583)	(17,040)	(9,886)
Benefit for income taxes	(3,902)	(1,149)	(4,037)	(2,399)
Net loss	$ (12,754)	$ (3,434)	$ (13,003)	$ (7,487)
Net loss per common share:				
Basic	$ (1.23)	$ (0.34)	$ (1.25)	$ (0.74)
Diluted	$ (1.23)	$ (0.34)	$ (1.25)	$ (0.74)
Weighted average common shares outstanding:				
Basic	10,387,274	10,154,163	10,371,706	10,129,995
Diluted	10,387,274	10,154,163	10.371,706	10,129,995

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<B>Supplemental Schedule 1
Adjusted Consolidated Statement of Operations
In Thousands Except per Share Data</B>

	Three Months Ended					
	March 24, 2002 as reported	Adjustments (1)	March 24, 2002 as adjusted	March 25, 2001 as reported	Adjustments (2)	March 25, 2001 as adjusted
Net Sales	60,184	-	60,184	123,965	(10,648)	113,317
Cost of Sales	49,712	-	49,712	103,371	(9,637)	93,734
Gross Profit	10,472	-	10,472	20,594	(1,011)	19,583
Selling, general and administrative expenses	14,086	-	14,086	18,133	(1,116)	17,017
Goodwill amortization	-	-	-	1,323	-	1,323
Restructuring charges	8,508	(8,508)	-	-		-
Net loss on disposal of assets	-	-	-	558	(558)	-
Operating income (loss)	(12,122)	8,508	(3,614)	580	663	1,243
Interest expense	3,006	-	3,006	3,776	-	3,776
Accrued dividends on Convertible Preferred Securities	1,528	-	1,528	1,387	-	1,387
Loss before income tax expense (benefit) for income taxes	(16,656)	8,508	(8,148)	(4,583)	663	(3,920)
Income tax expense (benefit)	(3,902)	2,173	(1,729)	(1,149)	232	(917)

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Net loss                                         (12,754)     6,335    (6,419)            (3,434)      431    (3,003)
                                            ================================            ================================

Weighted average basic and diluted shares outstanding   10,387    10,387    10,387          10,154    10,154    10,154
Net loss per basic and diluted common share     $ (1.23)   $ 0.61   $ (0.62)           $ (0.34)   $ 0.04   $ (0.30)

Gross margin                                        17.4%        -      17.4%             16.6%     9.5%     17.3%
Operating margin                                   -20.1%        -      -6.0%              0.5%    -6.2%      1.1%

Goodwill amortization for the three months ended March 25, 2001, net of tax           $ 1,169        -    $ 1,169
EPS impact of goodwill amortization, net of tax                                        $ 0.12        -     $ 0.12
```

(1) Adjusted for FY02 restructuring costs
(2) Adjusted to exclude the operating results of the divisions
     sold and the net losses on the sale of assets

```
                                                                      Nine Months Ended
                                            ----------------------------------------------------------------------------------
                                            March 24, 2002                March 24, 2002  March 25, 2001              March 25, 2001
                                            as reported    Adjustments (1)  as adjusted   as reported Adjustments (2)  as adjusted
                                            ----------------------------------            ----------------------------------

Net Sales                                      248,772        -       248,772             371,841   (32,132)   339,709
Cost of Sales                                  199,701        -       199,701             306,567   (28,755)   277,812
                                            ----------------------------------            ----------------------------------
Gross Profit                                    49,071        -        49,071              65,274    (3,377)    61,897

Selling, general and administrative expense     42,278        -        42,278              55,051    (3,488)    51,563
Goodwill amortization                                -        -             -               4,001        -       4,001
Restructuring expense                           10,029  (10,029)            -                   -        -           -
Net loss on disposal of assets                       -        -             -                 558      (558)          -
                                                                           -                                        -
                                            ----------------------------------            ----------------------------------
Operating income (loss)                         (3,236)   10,029         6,793               5,664       669      6,333

Interest expense                                 9,371        -         9,371              11,455        -      11,455

Accrued dividends on Convertible Preferred Securities   4,433    -      4,433               4,095        -       4,095

                                            ----------------------------------            ----------------------------------
Loss before income tax expense (benefit)
  for income taxes                             (17,040)   10,029        (7,011)             (9,886)      669     (9,217)
Income tax expense (benefit)                    (4,037)    2,706        (1,332)             (2,399)      234     (2,165)
                                            ----------------------------------            ----------------------------------
Net loss                                       (13,003)    7,324        (5,680)             (7,487)      435     (7,052)
                                            ================================            ================================

Weighted average basic and diluted shares outstanding   10,372    10,372    10,372          10,130    10,130    10,130
Net loss per basic and diluted common share     $ (1.25)   $ 0.71   $ (0.55)           $ (0.74)   $ 0.04   $ (0.70)

Gross margin                                        19.7%        -      19.7%             17.6%    10.5%     18.2%
Operating margin                                   -1.3%        -       2.7%              1.5%    -2.1%      1.9%

Goodwill amortization for the nine months ended March 25, 2001, net of tax            $ 3,539        -    $ 3,539
EPS impact of goodwill amortization, net of tax                                        $ 0.35        -     $ 0.35
```

(1) Adjusted for FY02 restructuring costs
(2) Adjusted to exclude the operating results of the divisions sold
     and the net losses on the sale of assets

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